1050 17th Street, Suite 1710 Denver, Colorado 80265-2077 MAIN (800) 955-9988 FAX (303) 534-5627
May 26, 2017

Via Email & EDGAR

Valerie Lithotomos, Esq.
Division of Investment Management
Securities and Exchange Commission 100 F Street, N.E.
Washington, DC 20549

Re:
Acceleration Request for N-14/A of Shelton International Select Equity Fund, a series of SCM Trust (File No. 333-176060) (the “Registrant”), with respect to its proposed reorganization with Shelton International Select Equity Fund, a series of FundVantage Trust (File No. 333-214180)

Dear Ms. Lithotomos:

The Registrant hereby requests acceleration of the effective date of its N-14/A filed today so that it may become effective at 4:00 p.m. Eastern Time on May 30, 2017, or as soon as possible thereafter.

Please call me with any questions at (303) 228-8983.

Sincerely,

/s/ Gregory T. Pusch

General Counsel & CCO